July 18, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom Assistant Director

	Re:	InterCloud Systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 7, 2016 File No. 001-36100

Dear Ms. Ransom:

Reference is made to (i) your letter dated July 15, 2016 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed by InterCloud Systems, Inc., a Delaware corporation (the “Company”), on July 7, 2016, and (ii) the response letter of Pryor Cashman LLP, counsel to the Company, dated July 15, 2016 (the “Response Letter”), responding on behalf of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission  (the “Commission”) contained in the Comment Letter.

This letter supplements the information provided by the Company in the Response Letter.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referred to in the Response Letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing referred to in the Response Letter; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (732) 898-6320.

Very Truly Yours, InterCloud Systems, Inc.

By:	/s/ Timothy A. Larkin
Timothy A. Larkin Chief Financial Officer

cc: M. Ali Panjwani, Esq.

      Eric M. Hellige, Esq.

1030 Broad Street, Suite 102, Shrewsbury, NJ, 07702

(732) 898-6320